Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 26 - 2010

September 27, 2010
FOR IMMEDIATE RELEASE

INFILL DRILLING CONFIRMS CONTINUITY OF THE HIGH GRADE MINERALIZATION OF THE 123 ZONE AT THE CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report further results from infill drilling of the 123 Zone from the exploration drift on the 810 metre level at its Casa Berardi Mine in north-western Quebec.

Part of the current exploration program is focused on the upper and depth extensions of the 123 Zone, located approximately 1.0 kilometre east of the West Mine shaft, with the objective of extending the known mineralization.

Underground drilling has completed a further six new holes on a 50 metre spacing.  The program is targeting a series of previously outlined stacked mineralized lenses within a south-east dipping host corridor, 200 metres thick by 1,000 metres of vertical strike.  The thickness of the individual lenses within the corridor is in the range of 3 to 35 metres.

Four out of six drill holes returned mineralized values having a metal factor above 10 (true width in metres x the gold grade in grams per tonne), or higher.  A table of all the drill hole results are included in this release and are illustrated on the attached sketch.  The six drill holes cover an area of approximately 200 metres along strike to a depth of 200 metres below the 810 metre level.

The best results were 10.0 grams of gold per tonne over 35.1 metres (true thickness) in hole CBP-0194 and 9.1 grams of gold per tonne over 27.3 metres (true thickness) in hole CBP-0193, and were intersected approximately 50 metres and 100 metres, respectively, from the previously reported 42.1 grams of gold per tonne over 21.5 metres (true thickness) in hole CBP-0160 (see Aurizon news release dated August 30th 2010).  These results indicate that there is a high grade core within the 123 Zone, extending over a strike distance in the order of 200 metres vertically by 50 metres horizontally and having an approximate thickness of 25 metres.  The deepest hole to date in the 123 Zone is CBP-0115 (see Aurizon news release dated February 11th 2010) at 1,100 metres which intersected two structures: 5.5 grams of gold per tonne over 10 metres (true thickness) and 20.7 grams of gold per tonne over 0.7 metres (true thickness).

As at December 31, 2009, the 123 Zone contained inferred mineral resources of 714,000 tonnes at a grade of 9.4 grams of gold per tonne, or 216,000 ounces.

In the 123 Zone, gold mineralization occurs in quartz veins, cherty units and massive sulphide structures located between the South 123 Zone break to the east and the South break to the west in a volcanic bearing environment.  This corridor extends for more than 1.0 kilometre vertically, containing distinct stacked lenses.

“The continuity in thickness and grade of the mineralized system in the 123 Zone confirms the potential to extend the mineralization at depth and to find more mineralization along strike of this structure” said Gilles Carrier P. Eng., Principal Exploration Geologist.

Aurizon Mines Ltd.
News Release – September 27, 2010
Infill drilling confirms continuity of the high grade mineralization of the 123 Zone at the Casa Berardi Mine

Outlook

Underground drilling will continue with two rigs from the 810 metre exploration drift to define the down dip extension of the zone.  The 123 Zone remains open to depth and along strike to the east, however step out drilling is limited due to the orientation of the mineralization relative to the drill bases at the 810 metre exploration drift.  The two drill rigs will primarily perform infill drilling of the 123 Zone in order to upgrade the resources identified in the campaign.  A drill rig has recently started at the 550 metre track drift to verify the upper extension of the zone.  An updated mineral resource estimate is expected to be completed by year-end.

As previously reported, $2.8 million will be invested in the second half of 2010 to commence a ramp from the 810 metre level down to approximately the 1,000 metre level which will provide drill bases to test the depth extensions of both the 123 and 118 Zones as well as commence mine development of these zones.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples.  Additional information on Quality Assurance and Quality Control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine’, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com  Primary exploration assaying was performed at the mine site laboratory and at Swastica lab in Ontario.  The QA/QC program is a performed at ALS Chemex lab in Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Gilles Carrier, P. Eng. , Principal Exploration Geologist, a qualified person as defined by National Instrument 43-101.  Mr. Carrier is also responsible for the scientific and technical information in this news release.

Additional Information

The attached sketch shows the location of the holes which returned the best results, those being those holes with a metal factor of 10 (calculated as the true width in metres x the gold grade in grams per tonne) or greater.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – September 27, 2010
Infill drilling confirms continuity of the high grade mineralization of the 123 Zone at the Casa Berardi Mine

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect a new resource estimate of the 123 Area of the Company’s Casa Berardi Mine, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – September 27, 2010
Infill drilling confirms continuity of the high grade mineralization of the 123 Zone at the Casa Berardi Mine

Table of Infill Drill Results of the 123 Zone – September 27, 2010
Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBP-0193	12293.2	210.0	248.9	38.9	27.3	9.1
CBP-0194	12322.0	252.8	312.0	59.2	35.1	10.0
CBP-0195	12306.7	215.4	225.5	10.1	8.0	8.8
	12305.5	242.8	247.1	4.3	3.4	13.5
CBP-0198	12424.1	153.0	154.0	1.0	0.9	4.7
CBP-0199	12425.2	132.2	132.7	0.5	0.5	5.1
CBP-0200	12486.1	290.1	295.5	5.4	3.7	8.8